UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

MAY 3, 2013

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Novo Nordisk A/S purchases B shares worth DKK 2.5 billion from Novo A/S as part of the on-going share repurchase programme

Bagsværd, Denmark, 3 May 2013 - Novo Nordisk A/S has today entered into an agreement to purchase 2,550,000 B shares (nominal DKK 1) of a value of DKK 2.5 billion from Novo A/S. This transaction is part of the on-going share repurchase programme of up to DKK 14.0 billion to be executed during a 12-month period beginning 31 January 2013. The transaction price is set to DKK 981.84 per share and has been calculated as the average market price from 1 May 2013 to 3 May 2013 in the open trading window following the announcement of Novo Nordisk's financial results for the first quarter of 2013.

Novo A/S will thereby readjust its ownership of Novo Nordisk A/S to 25.5%, equal to the level of ownership prior to the cancellation of treasury shares, which took place in April 2013.

Prior to the sale of B shares, the shareholding of Novo A/S in Novo Nordisk A/S corresponded to 26.0% of the share capital and 73.2% of the votes. Following the transaction, the shareholding of Novo A/S in Novo Nordisk A/S is 107,487,200 A shares (nominal DKK 1) and 32,762,800 B shares (nominal DKK 1), corresponding to 25.5% of the capital and 73.0% of the votes.

Henrik Gürtler, CEO of Novo A/S, said: "Following the recent cancellation of treasury shares, Novo A/S has realigned its shareholding in Novo Nordisk A/S to the level of just over 25%, which has been the desired minimum level since the demerger of Novozymes A/S in 2000. We remain a committed long-term majority shareholder of Novo Nordisk A/S."

As of 3 May 2013, Novo Nordisk A/S has repurchased B shares amounting to DKK 5.5 billion during the period beginning 31 January 2013 when taking this transaction with Novo A/S into account. Transactions related to Novo Nordisk's incentive programmes have resulted in a net sale by Novo Nordisk of 33,422 B shares in the period from 1 May

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 34 / 2013

2013 to 3 May 2013. Novo Nordisk A/S and its wholly-owned affiliates now owns 13,162,086 of its own B shares of DKK 1, corresponding to a total nominal value of DKK 13,162,086 or 2.4% of the total share capital.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 35,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Novo A/S, the holding company in the Novo Group, was established prior to the demerger of Novo Nordisk in 2000. Novo A/S is a private limited liability company fully owned by the Novo Nordisk Foundation. Besides being the majority shareholder in Novo Nordisk A/S and Novozymes A/S, Novo A/S provides seed, venture and growth capital to development stage companies within life science and biotechnology, as well as manages a broad portfolio of financial assets. For further information visit www.novo.dk

Further information on Novo Nordisk A/S
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Further information
Media:
Henrik Gürtler, CEO	+45 3527 6575
Thorkil Kastberg Christensen, CFO	+45 3527 6592

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 34 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 3, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer